EXHIBIT 12(a)

Ratio of Earnings to Fixed Charges

Union Pacific Corporation and Subsidiary Companies

(Unaudited)

	Three Months Ended September 30,
Millions of Dollars, Except Ratios	2004	2003
Earnings:
Income from continuing operations	$202	$300
Equity earnings net of distributions	(21)	(14)

Total earnings	181	286

Income taxes	114	167

Fixed charges:
Interest expense including amortization of debt discount	132	140
Portion of rentals representing an interest factor	51	40

Total fixed charges	183	180

Earnings available for fixed charges	$478	$633

Ratio of earnings to fixed charges	2.6	3.5